Mail Stop 3561

									February 16, 2006


Mr. Robert J. Higgins
Chairman and Chief Executive Officer
Trans World Entertainment Corporation
38 Corporate Circle
Albany, NY 12203

Re:	Trans World Entertainment Corporation
      Form 10-K for the Fiscal Year Ended January 29, 2005
      Filed April 14, 2005
      File No. 0-14818

Dear Mr. Higgins:

	We have reviewed your response letter filed on February 10,
2006
to our comment letter dated January 31, 2006 and have the following comment. Please provide a written response to our comment.
Please
be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended January 29, 2005

Consolidated Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting
Policies

Gift Certificates, page 39

1. We have reviewed your response to comment 1 in our letter dated January 31, 2006 and have the following additional comments.

* In order to support your recognition of breakage at the end of a two-year period, please provide us with a schedule that illustrates the historical timing of gift card redemptions. Please provide this information for the historical periods you are using to support your breakage estimates. The schedule should include the dollar amount of gift cards sold by year on a quarterly basis and how much, in dollars and percentage of total, of each quarterly sales amount was redeemed in each subsequent quarter in the cumulative 10 year period. For example, tell us the amount of quarterly gift card sales in fiscal 2002 and quantify the portion redeemed in each of the quarters in fiscal 2002, 2003, and 2004.

* Please tell us in detail how you determined the percentages used to calculate the portion of gift card sales considered remote.

* In reviewing your response, we note that your more recent customers may be redeeming gift cards at an increasing rate considering the redemption percentages for fiscal 2002-2004 exceed or approximate the cumulative 10-year redemption percentage. Please tell us how, if at all, you considered the increased redemption rate in determining the amount of gift card redemptions considered remote.

* We note that approximately 80% of fiscal 2004 breakage was recognized during the fourth quarter. In calculating your breakage by applying the percentage amount considered remote to the change in total gift card sales from one period to the next, it appears that your methodology for recording breakage is inconsistent with the historical pattern in which the redemption unlikelihood of the unredeemed portion of gift cards sold is determined. In this regard, the disproportionately large amount of breakage recorded during the fourth quarter seems counterintuitive given that the holiday season is probably the quarterly period in which a customer would be most likely to redeem a long outstanding gift card.

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

      If you have any questions regarding this comment, please
direct
them to Staff Accountant Andrew Blume at (202) 551-3254.  Any
other
questions regarding disclosure issues may be directed to me at
(202)
551-3716.


								Sincerely,



									William Choi
									Accounting Branch
Chief


Mr. Robert J. Higgins
Trans World Entertainment Corporation
February 16, 2006
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